UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

Tom Kubota
2618 San Miguel Drive, #477
Newport Beach, California 92660
(949) 721-8272
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

April 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ( the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 69439P209

1.	Names of Reporting Persons
	Tom Kubota

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) ☐
		(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
	United States of America

Number of	7.	Sole Voting Power
Shares		42,318
Beneficially	8.	Shared Voting Power
Owned by		432,626(1)
Each	9.	Sole Dispositive Power
Reporting		42,318
Person	10.	Shared Dispositive Power
With		432,626(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	474,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
	59%

14.	Type of Reporting Person (See Instructions)
	IN

(1)  These shares are held of record by Nanko Investments, Inc.  Mr. Kubota founded Nanko Investments, Inc. as a private investment firm.  Mr. Kubota is the President, and sole owner of Nanko Investments, Inc.  As such, Mr. Kubota may be deemed to have voting and dispositive power over the shares held by Nanko Investments, Inc.

CUSIP No. 69439P209

1.	Names of Reporting Persons
Nanko Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Nevada

Number of	7.	Sole Voting Power
Shares		-0-
Beneficially	8.	Shared Voting Power
Owned by		432,626(2)
Each	9.	Sole Dispositive Power
Reporting		-0-
Person	10.	Shared Dispositive Power
With		432,626(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
432,626

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
54%

14.	Type of Reporting Person (See Instructions)
CO

(2)  Mr. Kubota is the founder, President and sole owner of Nanko Investments, Inc.  As such, Mr. Kubota may be deemed to have voting and dispositive power over the shares held by Nanko Investments, Inc.

EXPLANATORY NOTE

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the Reporting Person.  This Amendment No. 4 amends the original Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on June 27, 2008, as amended by Schedule 13D/A-1 filed on August 28, 2008, Schedule 13D/A-2 filed on May 14, 2010 and Schedule 13D/A-3 on May 14, 2010 (collectively referred to herein as the “Schedule 13D, as amended”).  Only those items hereby reported in this Amendment No. 4 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 1.  Security and Issuer

This statement on Schedule 13D/A relates to the common stock, par value $.001, (“Common Stock”) of Pacific Health Care Organization, Inc. (the “Issuer”) which has its principal executive offices at 1201 Dove Street, Suite 300, Newport Beach, California 92660.

Item 2.  Identity and Background

This Statement is being filed by (i) Tom Kubota (“Mr. Kubota”), by virtue of both his direct ownership of shares of Common Stock of the Issuer and by virtue of his indirect ownership of shares of the Issuer that are held of record by Nanko Investments, Inc. (“Nanko”).  Kubota is the founder, President and sole owner of Nanko, and (iii) Nanko, by virtue of its direct ownership of Common Stock.  Kubota and Nanko are collectively referred to as the “Reporting Persons.” They are each individually referred to as the “Reporting Person.”

The following information relates to Kubota:

(b)	Business Address: 1201 Dove Street, Suite 300
Newport Beach, California 92660

The following information relates to Nanko:

(b)	Business Address: 2618 San Miguel Drive, Suite 477
Newport Beach, California 92660

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Kubota used $9,170 of personal funds to make this acquisition.

Item 4.  Purpose of Transaction

The acquisition described herein was a private transaction and not for the purpose of changing control of the Issuer.  Prior to and following the acquisition described herein, Mr. Kubota was and continues to be the President and Chairman of the Board of Directors of the Issuer.  Prior to the acquisition, the Reporting Persons were the single largest shareholder of the Issuer, owning approximately 59% of the outstanding common stock of the Issuer.  Mr. Kubota acquired the shares because they were available for sale and he chose to acquire them.  The Reporting Persons do not have current plans to, nor are they aware of any plans or proposals that may relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the possible disposition of securities of the Issuer; (b) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in or affecting the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in and inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

(a)   Collectively, the Reporting Persons beneficially own 474,944 shares, or 59% of the outstanding Common Stock of the Issuer, based upon the number of shares of issued and outstanding common stock of the Issuer as of March 12, 2012 as disclosed in the Annual Report on Form 10-K of the Issuer filed on March 30, 2012, as set forth below.

Number of Shares	Description of Beneficial Ownership

432,626	Shares held indirectly by Mr. Kubota through Nanko

42,318	Shares held directly by Mr. Kubota

(b)     Mr. Kubota has the sole power to vote or direct the vote of 42,318 shares of Common Stock.  Kubota and Nanko share the power to vote or direct the vote of 432,626 shares of Common Stock.  As the President and sole owner of Nanko, Kubota may be deemed to have the sole power to vote or direct the vote of Nanko.

(c) Other than as disclosed herein, during the past 60 days, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)     Not Applicable.

Item 7.  Exhibits

Exhibit No.	Exhibit
1	Joint Filing Agreement between the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2012	By:	/s/ Tom Kubota
Tom Kubota

Nanko Investments, Inc.

Date: April 20, 2012	By:	/s/ Tom Kubota
Tom Kubota
President